CUSIP No. 15100R 10 7



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Celerity Systems, Inc.
                                (NAME OF ISSUER)

                    Common Stock, $0.001 Par Value Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   15100R 10 7
                                 (CUSIP NUMBER)

                                Edward A. Kidston
                          Kidston Family Companies, LLC
                                 One Kexon Drive
                               Pioneer, Ohio 43554
                            Telephone (865) 539-5300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                             Clayton E. Parker, Esq.
                           Kirkpatrick & Lockhart LLP
                            Miami Center, Suite 2000
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                            Telephone (305) 539-3304

                                 August 6, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                  SCHEDULE 13D
-------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS

                      Kidston Family Companies, LLC
-------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                (a) [ X ]
                                                                                                                (b) [   ]
-------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS

                      PF
-------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ohio
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF             7         SOLE VOTING POWER
SHARES
BENEFICIALLY                    4,633,360. Includes warrants to purchase  1,000,000 shares of common stock and 5.3334
OWNED BY                        shares of Series B Redeemable  Convertible Preferred Stock which are convertible into
EACH                            2,133,360 shares of common stock.
REPORTING
PERSON WITH
                      ---------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                -0-
                      ---------------------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER


                                4,633,360 (See #7 above)
                      ---------------------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,633,360
-------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )

-------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.8%
-------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON

                      OO
-------------------------------------------------------------------------------------------------------------------------

                                                            2


-------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS

                      Kexon, Inc.
-------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)   [ X ]
                                                                                                             (b)   [   ]
-------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS

                      WC
-------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ohio
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF             7
SHARES                          SOLE VOTING POWER
BENEFICIALLY
OWNED BY                        30,000
EACH
REPORTING
PERSON WITH
                     ----------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                -0-
                      ---------------------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                30,000
                      ---------------------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      30,000
-------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )

-------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .06%
-------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON

                      CO
-------------------------------------------------------------------------------------------------------------------------



                                                            3

-------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS

                      Edward A. Kidston
-------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a)   [ X ]
                                                                                                            (b)   [   ]
-------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS

                      PF
-------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF             7
SHARES                          SOLE VOTING POWER
BENEFICIALLY
OWNED BY                        44,368 (includes warrants to purchase 20,000 shares of common stock)
EACH
REPORTING
PERSON WITH
                      ---------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                4,742,241  (includes (i) 1,500,000 shares held by Kidston Family  Companies,  LLC, of which the Reporting Person is a member,  officer and security  holder;  (ii) warrants held by Kidston Family Companies,  LLC to purchase  1,000,000 shares of common stock;
                                (iii)  5.3334  shares of  Series B Redeemable  Convertible  Preferred  Stock  held by
                                Kidston Family  Companies,  LLC which are convertible into 2,133,360 shares of common stock;  (iv) 30,000 shares held by Kexon,  Inc.,  of which the Reporting  Person is a director,  officer and shareholder;  (v) 40,000 shares held by the Reporting Person's wife in an  individual  retirement  account;  (vi) 29,163  shares  held in  custodial accounts  for the  benefit  of the  Reporting  Person's  children  who  reside in the
                                Reporting Person's household;  (vii) 6,218 shares held in a custodial account for the benefit of the  Reporting  Person's  nephew;  and  (viii)  3,500  shares  held by the
                                Reporting  Person's brother,  John P. Kidston,  with whom Reporting Person has a vote sharing agreement.)
                      ---------------------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                44,368 (See #7 above).
                      ---------------------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                4,742,241 (See #8 above).
-------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,786,609
-------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )

-------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.1%
-------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON

                      IN
-------------------------------------------------------------------------------------------------------------------------
                                                            4

-------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS

                      Robert B. Kidston, Jr.
-------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)   [ X ]
                                                                                                           (b)   [   ]
-------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS

                      PF
-------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF             7
SHARES                          SOLE VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH
REPORTING
PERSON WITH
                      ---------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                4,663,360  (includes (i) 1,500,000 shares held by Kidston Family  Companies,  LLC, of which the Reporting Person is a member,  officer and security  holder;  (ii) warrants held by Kidston Family Companies,  LLC to purchase  1,000,000 shares of common stock;
                                (iii)  5.3334  shares of Series B  Redeemable  Convertible  Preferred  Stock  held by
                                Kidston Family  Companies,  LLC which are convertible into 2,133,360 shares of common stock;  and (iv) 30,000 shares held by Kexon,  Inc., of which the Reporting Person is a director, officer and shareholder.)
                      ---------------------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                -0-
                      ---------------------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER


                                4,663,360 (See #8 above)
-------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,663,360
-------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )

-------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.9%
-------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON

                      IN
-------------------------------------------------------------------------------------------------------------------------

                                                            5

-------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS

                      William S. Kidston
-------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a)   [ X ]
                                                                                                              (b)   [   ]
-------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS

                      PF
-------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF             7
SHARES                          SOLE VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH
REPORTING
PERSON WITH
                      ---------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                4,663,360  (includes (i) 1,500,000 shares held by Kidston Family Companies,  LLC, of which the  Reporting  Person is a member,  officer and security  holder;  (ii)  warrants held by
                                Kidston Family Companies,  LLC to purchase 1,000,000 shares of common stock;  (iii) 5.3334 shares  of  Series  B  Redeemable  Convertible  Preferred  Stock  held by  Kidston  Family
                                Companies,  LLC which are  convertible  into  2,133,360  shares of common stock;  and (iv)
                                30,000 shares held by Kexon,  Inc., of which the Reporting  Person is a director,  officer and shareholder.)
                      ---------------------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER

                                -0-
                      ---------------------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER


                                4,663,360 (See #8 above)
-------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,663,360
-------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )

-------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.9%
-------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON

                      IN
-------------------------------------------------------------------------------------------------------------------------

                                                            6

-------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS

                      John P. Kidston
-------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a)   [ X ]
                                                                                                           (b)   [   ]
-------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS

                      PF
-------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

-------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF             7
SHARES                          SOLE VOTING POWER
BENEFICIALLY
OWNED BY                        -0-
EACH
REPORTING
PERSON WITH
                      ---------------------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER

                                4,666,860  (includes (i) 1,500,000 shares held by Kidston Family Companies,  LLC, of which
                                Reporting Person is a member,  officer and security holder,  (ii) warrants held by Kidston
                                Family Companies, LLC to purchase 1,000,000 shares of common stock; (iii) 5.3334 shares of
                                Series B Redeemable  Convertible  Preferred  Stock held by Kidston Family  Companies,  LLC which are convertible  into 2,133,360  shares of common stock;  (iv) 30,000 shares held by
                                Kexon,  Inc., of which the Reporting Person is a director,  officer and shareholders;  and
                                (v) 3,500 shares held by the Reporting Person,  but subject to a vote sharing  arrangement
                                with    the    Reporting     Persons'     brother     Edward    A.     Kidston)
                      ---------------------------------------------------------------------------------------------------
                                SOLE DISPOSITIVE POWER

                                -0-
                      ---------------------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER


                                4,666,860 (See #8 above)
-------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,666,860
-------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )

-------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      8.9%
-------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON

                      IN
-------------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "COMMISSION") on June 29, 2000 (the "SCHEDULE 13D"), relating to shares of common stock, par value $0.001 per share (the "SHARES") of Celerity Systems, Inc. (the "COMPANY"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


ITEM 3.  SOURCE OF FUNDS.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Since the filing of the Schedule 13D, Edward A. Kidston has acquired, with personal funds, 24,368 Shares for the aggregate purchase price of $1,142.86 and options to acquire 20,000 Shares for an aggregate purchase price of $7,000.

Since the filing of the Schedule 13D, the Kidston Family Companies, LLC ("KFC") has acquired, with personal funds, 5.3334 shares of Series B Redeemable Convertible Preferred Stock ("PREFERRED STOCK") of the Company for the aggregate purchase price of $53,334. The shares of Preferred Stock are immediately convertible into 2,133,360 Shares at a conversion price of $0.025 per Share. In connection with the purchase of the Preferred Stock, KFC acquired warrants (the "WARRANTS") to purchase 1,000,000 Shares, at a purchase price of $0.10 per Share.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, to include the following:

The reporting persons acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the reporting persons do not have a present intention of selling, granting any participation in, or otherwise distributing the Shares. The reporting persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 to Schedule 13D is hereby amended, in pertinent part, as follows:

(a) KFC beneficially owns 4,633,360 Shares or approximately 8.8% of the issued and outstanding Shares of the Company, including warrants to purchase 1,000,000 Shares and 5.3334 shares of Preferred Stock which are immediately convertible into 2,133,360 Shares.

         Kexon, Inc. beneficially owns 30,000 Shares or approximately .06% of the issued and outstanding Shares of the Company.

         Edward A. Kidston may be deemed to beneficially own 4,786,609 Shares or approximately 9.1% of the issued and outstanding Shares of the Company. These Shares include: (i) 24,368 Shares held individually by Edward A. Kidston; (ii) options held by Edward A. Kidston to acquire 20,000 Shares; (iii) 1,500,000 Shares held by KFC, of which Edward A. Kidston is a member, officer, and security holder; (iv) 5.3334 shares of Preferred Stock held by KFC, which shares of Preferred Stock are immediately convertible into 2,133,360 Shares; (v) warrants held by KFC to purchase 1,000,000 Shares; (vi) 30,000 Shares held by Kexon, Inc., of which Edward A. Kidston is a director, officer and shareholder;
(vii) 40,000 Shares held by Edward A. Kidston's wife in an individual retirement account; (viii) 29,163 Shares held in custodial accounts for the benefit of Edward A. Kidston's children who reside in his household; (ix) 6,218 Shares held in a custodian account for the benefit of Edward A. Kidston's nephew; and (x) 3,500 Shares held by John P. Kidston, with whom Edward A. Kidston has a vote sharing agreement.

         Robert B. Kidston, Jr. may be deemed to beneficially own 4,663,360 Shares or approximately 8.9% of the issued and outstanding Shares of the Company. These Shares include: (i) 1,500,000 Shares held by the KFC, of which Robert B. Kidston, Jr. is a member, officer, and security holder; (ii) 5.3334 shares of Preferred Stock held by KFC, which shares of Preferred Stock are immediately convertible into 2,133,360 Shares; (iii) warrants held by KFC to purchase 1,000,000 Shares; and (iv) 30,000 Shares held by Kexon, Inc., of which Robert B. Kidston, Jr. is a shareholder and officer.

         William S. Kidston may be deemed to beneficially own 4,663,360 Shares or approximately 8.9% of the issued and outstanding Shares of the Company. These Shares include: (i) 1,500,000 Shares held by the KFC, of which William S. Kidston is a member, officer, and security holder; (ii) 5.3334 shares of Preferred Stock held by KFC, which shares of Preferred Stock are convertible into 2,133,360 Shares; (iii) warrants held by KFC to purchase 1,000,000 Shares; and (iv) 30,000 Shares are held by Kexon, Inc., of which William S. Kidston is a shareholder and officer.

         John P. Kidston may be deemed to beneficially own 4,666,860 Shares or approximately 8.9% of the issued and outstanding Shares of the Company. These Shares include: (i) 1,500,000 Shares held by the KFC, of which John P. Kidston is a member, officer, and security holder; (ii) 5.3334 shares of Preferred Stock held by KFC, which shares of Preferred Stock are immediately convertible into 2,133,360 Shares; (iii) warrants to purchase 1,000,000 Shares held by KFC; (iv) 30,000 Shares are held by Kexon, Inc., of which John P. Kidston is a shareholder and officer; and (v) 3,500 Shares are held by John P. Kidston, but subject to a vote sharing agreement with Edward A. Kidston.

(b) KFC has sole voting and dispositive power over 4,633,360 Shares of the Company, including warrants to purchase 1,000,000 Shares and 5.3334 shares of Preferred Stock which are immediately convertible into 2,133,360 Shares.

         Kexon, Inc. has sole voting and dispositive power over 30,000 Shares of the Company.

         Edward A. Kidston has sole voting and dispositive power over 44,368 Shares, including warrants to acquire 20,000 Shares. Edward A. Kidston has shared voting and dispositive power over 4,742,241 Shares. These Shares include:
(i) 1,500,000 Shares held by the KFC; (ii) 5.3334 shares of Preferred Stock held by KFC, which shares of Preferred Stock are immediately convertible into 2,133,360 Shares; (iii) warrants held by KFC to purchase 1,000,000 Shares; (iv) 30,000 Shares held by Kexon, Inc.; (v) 40,000 Shares held by Edward A. Kidston's wife in an individual retirement account; (vi) 29,163 Shares held in custodial accounts for the benefit of Edward A. Kidston's children who reside in his household; (vii) 6,218 Shares held in a custodian account for the benefit of Edward A. Kidston's nephew; and (viii) 3,500 Shares held by John P. Kidston, with whom Edward A. Kidston has a vote sharing agreement.

         Robert B. Kidston, Jr. has shared voting and dispositive power over all shares designated as being beneficially owned by Robert B. Kidston, Jr. in
Section 5(a) above.

         William S. Kidston has shared voting and dispositive power over all shares designated as being beneficially owned by William S. Kidston in Section 5(a) above.

         John P. Kidston has shared voting and dispositive power over all shares designated as being beneficially owned by John P. Kidston in Section 5(a) above.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1. Joint Filing Agreement entered into between the Reporting Persons, the original of which was filed on June 29, 2000 as Exhibit 99.2 to 13D, is incorporated herein by reference.

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete, and correct.

Dated:  August 10, 2001                   Kidston Family Companies, LLC

                                           By: /s/ Edward A. Kidston, President
                                               ---------------------------------
                                           Name: Edward A. Kidston, President

Dated:  August 10, 2001                   Kexon, Inc.

                                           By: /s/ Edward A. Kidston, President
                                               ---------------------------------
                                           Name:  Edward A. Kidston, President

Dated:  August 10, 2001                    /s/ Edward A. Kidston
                                           ------------------------------------
                                           Edward A. Kidston

Dated:  August 10, 2001                    /s/ Robert B. Kidston, Jr.
                                           ------------------------------------
                                           Robert B. Kidston, Jr.

Dated:  August 10, 2001                    /s/ William S. Kidston
                                           ------------------------------------
                                           William S. Kidston

Dated:  August 10, 2001                    /s/ John P. Kidston
                                           ------------------------------------
                                           John P. Kidston